

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Maria Stahl
Chief Legal Officer
Fusion Pharmaceuticals Inc.
270 Longwood Road South
Hamilton, Ontario, Canada, L8P 0A6

      Re: Fusion Pharmaceuticals Inc.
          Registration Statement on Form S-3
          Filed June 16, 2023
          File No. 333-272713

Dear Maria Stahl:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: William A. Magioncalda, Esq.